# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zeta Network Group, CIK 0001747661
CUSIP: G2287A126
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 80 Broad Street, 5th Floor, New York, New York (NY), 10005
Date of event which requires filing of this statement: 08/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001646799

## Reporting persons
- Mitchell P. Kopin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,094,782; sole dispositive power 0; shared dispositive power 1,094,782; aggregate amount beneficially owned 1,094,782 (3.7% of the class)
- Daniel B. Asher: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,094,782; sole dispositive power 0; shared dispositive power 1,094,782; aggregate amount beneficially owned 1,094,782 (3.7% of the class)
- Intracoastal Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,094,782; sole dispositive power 0; shared dispositive power 1,094,782; aggregate amount beneficially owned 1,094,782 (3.7% of the class)

## Item 1. Issuer
Name of issuer: Zeta Network Group
Address of issuer's principal executive offices: 80 Broad Street, 5th Floor, New York, NY 10005

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual ("Mr. Kopin"), (ii) Daniel B. Asher, an individual ("Mr. Asher") and (iii) Intracoastal Capital LLC, a Delaware limited liability company ("Intracoastal" and together with Mr. Kopin and Mr. Asher, collectively the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 1011 Lake Street, Suite 311, Oak Park, Illinois 60301.
Citizenship: Mr. Kopin is a citizen of the United States of America. Mr. Asher is a citizen of the United States of America. Intracoastal is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Immediately following the execution of the Waiver Agreement with the Issuer on August 13, 2025 (the "Waiver Agreement") (as disclosed in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 18, 2025), each of the Reporting Persons may have been deemed to have beneficial ownership of 1,623,348 Ordinary Shares issuable upon exercise of a warrant to be issued to Intracoastal upon consummation of the transaction contemplated by the Waiver Agreement ("Intracoastal Warrant 1"), and all such Ordinary Shares represent beneficial ownership of approximately 9.99% of the Ordinary Shares, based on (1) 14,626,386 Ordinary Shares outstanding immediately prior to the execution of the Waiver Agreement, as reported to the Reporting Persons by the Issuer, plus (2) 1,623,348 Ordinary Shares issuable upon exercise of Intracoastal Warrant 1. The foregoing excludes (I) 12,366 Ordinary Shares issuable upon exercise of Intracoastal Warrant 1 because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Ordinary Shares, (II) 658,508 Ordinary Shares issuable upon conversion of a convertible note held by Intracoastal (the "Intracoastal Convertible Note") because the Intracoastal Convertible Note contains a blocker provision under which the holder thereof does not have the right to convert the Intracoastal Convertible Note to the extent (but only to the extent) that such conversion would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Ordinary Shares, (III) 131 Ordinary Shares issuable upon exercise of a warrant held by Intracoastal ("Intracoastal Warrant 2") because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares, (IV) 8,152 Ordinary Shares issuable upon exercise of a second warrant held by Intracoastal ("Intracoastal Warrant 3") because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares and (V) 705,055 Ordinary Shares issuable upon exercise of a third warrant held by Intracoastal ("Intracoastal Warrant 4") because Intracoastal Warrant 4 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 4 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Ordinary Shares. Without such blocker provision, each of the Reporting Persons may have been deemed to have beneficial ownership of 3,007,560 Ordinary Shares.

(ii) As of the close of business on August 20, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 1,094,782 Ordinary Shares, which consisted of (i) 381,444 Ordinary Shares issuable upon conversion of the Intracoastal Convertible Note, (ii) 131 Ordinary Shares issuable upon exercise of Intracoastal Warrant 2, (iii) 8,152 Ordinary Shares issuable upon exercise of Intracoastal Warrant 3 and (iv) 705,055 Ordinary Shares issuable upon exercise of Intracoastal Warrant 4, and all such Ordinary Shares represent beneficial ownership of approximately 3.7% of the Ordinary Shares, based on (1) 14,626,386 Ordinary Shares outstanding immediately prior to the execution of the Waiver Agreement, as reported to the Reporting Persons by the Issuer, plus (2) 11,450,000 Ordinary Shares issued upon consummation of the transaction contemplated by the Securities Purchase Agreement entered into by the Issuer on August 13, 2025 (as disclosed in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 18, 2025), (3) 2,471,428 Ordinary Shares issued to Intracoastal upon exercise of Intracoastal Warrant 1, (4) 381,444 Ordinary Shares issuable upon conversion of the Intracoastal Convertible Note, (5) 131 Ordinary Shares issuable upon exercise of Intracoastal Warrant 2, (6) 8,152 Ordinary Shares issuable upon exercise of Intracoastal Warrant 3 and (7) 705,055 Ordinary Shares issuable upon exercise of Intracoastal Warrant 4.
Percent of class: 3.7%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,094,782
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,094,782

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Mitchell P. Kopin: /s/ Mitchell P. Kopin, Mitchell P. Kopin (08/20/2025)
- Daniel B. Asher: /s/ Daniel B. Asher, Daniel B. Asher (08/20/2025)
- Intracoastal Capital LLC: /s/ Mitchell P. Kopin, Mitchell P. Kopin, Manager (08/20/2025)